Exhibit 99.1

WalkMe Announces Third Quarter 2021 Financial Results

•	Q3 Subscription revenue accelerates growth to 37% year-over-year to $46.1 million

•	Remaining Performance Obligations grew 49% year-over-year to $272.2 million

•	Enterprise-wide DAP customers grew 93% year-over-year to 112 customers

•	Expanded partner channel with strategic alliances with Deloitte U.S. and SAP Concur

SAN FRANCISCO, November 10, 2021 — WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its third quarter ended September 30, 2021.

“We are very pleased with the continued strength and execution across our business globally with our subscription revenue growth accelerating once again,” said Dan Adika, CEO and co-Founder of WalkMe. “I’m proud of what we achieved during the quarter, including signing new partnerships with Deloitte U.S. and SAP Concur. These agreements underscore the need for a digital adoption platform by enterprises driving digital transformation in their businesses. Organizations are increasingly turning to WalkMe to gather data, generate insights, and take action on how users are interacting with software and applications across their organization to drive adoption and ROI from their technology investments. We are in the very early stages of a large opportunity and believe that we are well positioned to capitalize on the market for Digital Adoption as we continue to invest for future growth.”

Third quarter 2021 Financial Highlights:

•	Annualized Recurring Revenue (ARR): ARR as of September 30, 2021 grew 31% year-over-year to $201.7 million.

•	Revenue: Total revenue was $50.6 million in the third quarter of 2021, an increase of 31% year-over-year. Subscription revenue was $46.1 million, an increase of 37% year-over-year.

•	Remaining Performance Obligation (RPO): RPO was $272.2 million as of September 30, 2021, an increase of 49% year-over-year.

•	GAAP Operating Loss: GAAP operating loss was $17.8 million in the third quarter 2021, or 35.3% of total revenue, compared to $12.9 million, or 33.4% of total revenue, in the third quarter of 2020.

•	Non-GAAP Operating Loss was $10.1 million in the third quarter of 2021, or 20.0% of total revenue, compared to $6.3 million, or 16.3% of total revenue, in the third quarter of 2020.

•

Cash Flow: Net cash used in operations in the third quarter 2021 was $11.3 million, or 22.2% of total revenue, compared to $0.4 million provided by operations or 1.0% of total revenue, in the third quarter of 2020.

•	Free Cash Flow was negative $12.9 million in the third quarter 2021, or 25.5% of total revenue, compared to negative $0.2 million, or 0.5% of total revenue, in the third quarter of 2020.

•	Cash, Cash Equivalents, and Short-term Deposits were $361.9 million as of September 30, 2021.

“Our strong third quarter results demonstrate what we anticipate to be continued market tailwinds for Digital Adoption and traction that we are gaining with our ongoing strategic initiatives: penetrating deeper into our existing customer base with company-wide DAP deployments and expanding our partnerships with Global System Integrators,” said Andrew Casey, CFO of WalkMe. “This momentum is reflected in the strong growth we saw in total RPO, which increased 49% year- over-year, and the growth we saw in the number of enterprise-wide DAP customers, which increased 93% year-over-year. We have also continued to aggressively invest in our sales organization and marketing to capitalize on the large market opportunity for Digital Adoption and fuel our future growth.”

Third Quarter and Recent Business Highlights:

•	Added 9 net new enterprise-wide DAP customers to 112, representing customer count growth of 93% year-over-year. ARR from DAP customers grew 120% year-over-year.

•	ARR from customers with more than 500 employees grew 36% year-over-year and represented 86% of total ARR.

•	Customers with over $100K in ARR grew 28% year-over-year to 419.

•

Expanded relationship with Global System Integrator, Deloitte, which is investing in a dedicated team in the U.S. to provide technology adoption solutions via its newly-created Digital Adoption Services business, developed in conjunction with WalkMe.

•

Joined the SAP Concur partner program to deliver Concur User Assistant by WalkMe, a new solution extension that leverages WalkMe technology to provide relevant self-service guidance and content within the SAP Concur environment.

•

Expanded the executive leadership team with the appointment of Wayne McCulloch as Chief Customer Officer. Wayne brings more than 25 years of experience in customer success roles and is expected to help us advocate on behalf of the customer. He will lead all post-sales functions, including Customer Success, Service and Support.

Financial Outlook:

For the fourth quarter of 2021, the Company currently expects:

•	Total revenue of $51.5 to $52.5 million, representing a growth rate of 32% to 35% year-over-year

•	Non-GAAP operating loss of $19.0 to $17.0 million

For the full year 2021, the Company is raising its guidance and currently expects:

•	Total revenue of $191.5 to $192.5 million, representing a growth rate of 29% to 30% year-over-year

•	Non-GAAP operating loss of $50.3 to $48.3 million

The section titled “Non-GAAP Financial Measures” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Metrics” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 2:00 p.m. Pacific Time on November 10, 2021. The press release with the financial results will be accessible from the Company’s website prior to the conference call. Interested parties can access the call by dialing US Toll Free: (888) 204-4368, International: (929) 477-0402 using the passcode 2579815.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

Supplemental financial and other information can be accessed through the Company’s investor relations website at ir.walkme.com.

Non-GAAP Financial Measures:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables contain the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define enterprise-wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

Our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue; our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts, on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed with the Securities and Exchange Commission on June 16, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel

press@walkme.com

Investor Contact:

John Streppa

investors@walkme.com

WalkMe Ltd.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues
Subscription	$46,088	$33,634	$126,773	$95,398
Professional services	4,501	5,022	13,272	14,000

Total revenues	50,589	38,656	140,045	109,398
Cost of revenues
Subscription(1)(2)	5,957	5,226	17,430	13,633
Professional services(1)	5,761	5,144	16,250	14,941

Total cost of revenues	11,718	10,370	33,680	28,574

Gross profit	38,871	28,286	106,365	80,824
Operating expenses
Research and development(1)	11,800	7,579	33,776	21,973
Sales and marketing(1)	31,885	21,508	86,425	64,346
General and administrative(1)	13,034	12,103	34,895	22,173

Total operating expenses	56,719	41,190	155,096	108,492

Operating loss	(17,848)	(12,904)	(48,731)	(27,668)
Financial income (expense), net	(184)	169	(137)	(275)

Loss before income taxes	(18,032)	(12,735)	(48,868)	(27,943)
Income taxes	(771)	(511)	(1,973)	(1,116)

Net loss	(18,803)	(13,246)	(50,841)	(29,059)

Net loss attributable to non-controlling interest	(280)	(206)	(901)	(1,073)
Adjustment attributable to non-controlling interest	4,289	2,450	19,392	3,412
Deemed dividend to ordinary shareholders	—	—	—	4,569

Net loss attributable to WalkMe Ltd.	$(22,812)	$(15,490)	$(69,332)	$(35,967)

Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.27)	$(1.16)	$(1.69)	$(2.75)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	83,347,949	13,328,903	41,022,927	13,067,677

(1)	Includes share-based compensation expense as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cost of subscription revenues	$165	$14	$307	$37
Cost of professional services	376	39	690	93
Research and development	1,120	116	2,402	459
Sales and marketing	2,264	249	4,319	677
General and administrative	3,759	6,178	9,583	6,728

Total share-based compensation expense	$7,684	$6,596	$17,301	$7,994

(2)	Includes amortization of acquired intangibles as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cost of revenues	$67	$—	$123	$44

WalkMe Ltd.

Condensed Consolidated Balance Sheets

(in thousands; unaudited)

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$288,760	$62,328
Short-term deposits	73,151	44,159
Trade receivables, net	37,259	30,859
Deferred contract acquisition costs	17,113	10,712
Prepaid expenses and other current assets	8,978	4,067

Total current assets	425,261	152,125

Non-current assets:
Deferred contract acquisition costs	29,170	19,017
Other long-term assets	1,112	3,036
Property and equipment, net	9,638	8,629
Goodwill and Intangible assets, net	2,166	1,481

Total long-term assets	42,086	32,163

Total assets	$467,347	$184,288

Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)
Current liabilities:
Trade payables	$5,796	$5,513
Accrued expenses and other current liabilities	40,047	29,543
Deferred revenues	85,574	57,467

Total current liabilities	131,417	92,523

Long-term liabilities:
Deferred revenues	1,068	1,478
Deferred tax liabilities, net	3,553	3,101
Other long-term liabilities	3,137	2,308

Total long-term liabilities	7,758	6,887

Total liabilities	139,175	99,410

Redeemable non-controlling interest	26,939	8,647
Convertible preferred shares	—	300,490
Shareholders’ equity (deficit):
Share capital and additional paid-in capital	597,000	21,524
Other comprehensive income	87	131
Accumulated deficit	(295,854)	(245,914)

Total shareholders’ equity (deficit)	301,233	(224,259)

Total Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)	$467,347	$184,288

WalkMe Ltd.

Condensed Consolidated Statements of Cash Flow

(in thousands; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net loss	$(18,803)	$(13,246)	$(50,841)	$(29,059)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	7,684	6,596	17,301	7,994
Depreciation and amortization	1,230	1,169	3,346	3,605
Increase in accrued interest on short-term and long-term deposits	(103)	(135)	(263)	(177)
Decrease (increase) in trade receivables, net	3,133	2,037	(6,478)	4,860
Decrease (increase) in prepaid expenses, other current assets and other long-term assets	(2,974)	997	(4,224)	875
Increase in deferred contract acquisition costs	(5,323)	(1,840)	(16,554)	(5,690)
Increase in trade payables	2,161	2,138	156	4,985
Increase in accrued expenses and other current liabilities	1,904	4,028	8,113	4,784
Increase (decrease) in deferred revenues	(818)	(2,323)	27,842	(72)
Deferred taxes, net	130	163	452	355
Increase in other long-term liabilities	525	812	829	951

Net cash provided by (used in) operating activities	(11,254)	396	(20,321)	(6,589)

Cash flows from investing activities:
Purchase of property and equipment	(547)	(213)	(1,375)	(770)
Investment in short-term deposits	(51,003)	—	(66,003)	(45,997)
Proceeds from short-term deposits	—	—	37,287	—
Investment in restricted deposits	—	—	(1,298)	—
Proceeds from restricted deposits	2,362	586	2,658	586
Capitalization of software development costs	(1,101)	(361)	(2,723)	(1,084)

Net cash provided by (used in) investing activities	(50,289)	12	(31,454)	(47,265)

Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	(596)	—	266,289	—
Proceeds from exercise of options	1,092	296	2,245	576
Investment from redeemable non-controlling interest	—	2,330	—	2,330
Issuance of preferred shares, net of issuance costs	—	—	10,000	38,495

Net cash provided by financing activities	496	2,626	278,534	41,401

Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(105)	30	(544)	34

Increase (decrease) in cash, cash equivalents and restricted cash	(61,152)	3,064	226,215	(12,419)
Cash, cash equivalents and restricted cash at beginning of period	350,262	59,932	62,895	75,415

Cash, cash equivalents and restricted cash at end of period	$289,110	$62,996	$289,110	$62,996

WalkMe Ltd.

Reconciliation from GAAP to Non-GAAP Results

(In thousands, except share and per share data; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$38,871	$28,286	$106,365	$80,824
Plus: Share-based compensation expense	541	53	997	130
Plus: Amortization of acquired intangibles	67	—	123	44

Non-GAAP gross profit	$39,479	$28,339	$107,485	$80,998

GAAP gross margin	77%	73%	76%	74%
Non-GAAP gross margin	78%	73%	77%	74%
Reconciliation of operating loss and operating margin
GAAP operating loss	$(17,848)	$(12,904)	$(48,731)	$(27,668)
Plus: Share-based compensation expense	7,684	6,596	17,301	7,994
Plus: Amortization of acquired intangibles	67	—	123	44

Non-GAAP operating loss	$(10,097)	$(6,308)	$(31,307)	$(19,630)

GAAP operating margin	(35)%	(33)%	(35)%	(25)%
Non-GAAP operating margin	(20)%	(16)%	(22)%	(18)%
Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(22,812)	$(15,490)	$(69,332)	$(35,967)
Plus: Share-based compensation expense	7,684	6,596	17,301	7,994
Plus: Amortization of acquired intangibles	67	—	123	44
Plus: Adjustment attributable to non-controlling interest	4,289	2,450	19,392	3,412
Plus: Deemed dividend to ordinary sharholders	—	—	—	4,569

Non-GAAP net loss attributable to WalkMe Ltd.	$(10,772)	$(6,444)	$(32,516)	$(19,948)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.13)	$(0.09)	$(0.42)	$(0.28)

Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,347,949	13,328,903	41,022,927	13,067,677
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	—	58,724,580	36,202,004	57,939,207

Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,347,949	72,053,483	77,224,931	71,006,884

WalkMe Ltd.

Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow

(In thousands; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Net cash provided by (used in) operating activities	$(11,254)	$396	$(20,321)	$(6,589)
Less: Purchases of property and equipment	(547)	(213)	(1,375)	(770)
Less: Capitalized software development costs	(1,101)	(361)	(2,723)	(1,084)

Free cash flow	$(12,902)	$(178)	$(24,419)	$(8,443)